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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                     MORRISON MANAGEMENT SPECIALISTS, INC.
                       (Name of Subject Company (Issuer))

                               YORKMONT ONE, INC.
                               COMPASS GROUP PLC
                      (Names of Filing Persons (Offerors))

                             ---------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
(INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED
                                     STOCK)
                         (Title of Class of Securities)

                             ---------------------

                                   618459101
                     (Cusip Number of Class of Securities)

                             LAUREN A. STOERY, ESQ.
                                GENERAL COUNSEL
                            COMPASS GROUP USA, INC.
                               2400 YORKMONT ROAD
                        CHARLOTTE, NORTH CAROLINA 28217
                           TELEPHONE: (704) 329-4034
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                          BOYD C. CAMPBELL, JR., ESQ.
                      SMITH HELMS MULLISS & MOORE, L.L.P.
                             201 NORTH TRYON STREET
                        CHARLOTTE, NORTH CAROLINA 28202
                           TELEPHONE: (704) 343-2030

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
                $511,353,360                                    $102,270.68

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 12,783,834 shares of common stock of Morrison Management Specialists, Inc. at the tender offer price of $40.00 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
    0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:......................  N/A
Form or Registration No.:....................  N/A
Filing Party:................................  N/A
Date Filed:..................................  N/A

[ ] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE
    BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
     [ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
     [ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
     [ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Yorkmont One, Inc., a Georgia corporation (the "Purchaser") and a wholly owned indirect subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of common stock, par value $.01 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Shares"), of Morrison Management Specialist, Inc., a Georgia corporation (the "Company"), at a purchase price of $40.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Parent.

     The information set forth in the Offer to Purchase, including the Schedule thereto, and the exhibits attached hereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (c) (3) and (4) During the last five years, none of the Purchaser, Parent, Compass Holdings, Inc., a Delaware corporation, Compass Group USA Investments LLP, a Delaware Limited Liability Partnership, Compass Group Holdings PLC, a public limited company incorporated under the laws of England and Wales, Compass Overseas Holdings, Ltd, a limited company incorporated under the laws of England and Wales and Hospitality Holdings Ltd., a limited company incorporated under the laws of England and Wales nor, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

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ITEM 12. EXHIBITS.

(a)(1)(A)     Offer to Purchase dated February 16, 2001.
(a)(1)(B)     Letter of Transmittal.
(a)(1)(C)     Notice of Guaranteed Delivery.
(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.
(a)(1)(E)     Letter to Clients for use by Brokers, Dealers, Banks, Trust
              Companies and Other Nominees.
(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(1)(G)     Joint Press Release issued by Parent and the Company on
              February 6, 2001.
(a)(1)(H)     Summary Advertisement published February 16, 2001.
(b)           Not applicable.
(d)(1) Agreement and Plan of Merger dated as of February 6, 2001, as amended, among Parent, Purchaser and the Company.
(d)(2)        Confidentiality Agreement dated December 4, 2000, between
              Parent and the Company.
(d)(3)        Employment Agreement and Addendum, each dated as of February
              5, 2001 between the Company and Glenn A. Davenport.
(d)(4)        Employment Agreement and Addendum, each dated as of February
              5, 2001 between the Company and K. Wyatt Engwall.
(d)(5)        Employment Agreement and Addendum, each dated as of February
              5, 2001 between the Company and Gary L. Gaddy.
(g)           Not applicable.
(h)           Not applicable.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          YORKMONT ONE, INC.

                                          By:     /s/ THOMAS G. ONDROF
                                            ------------------------------------
                                                      Thomas G. Ondrof
                                                  Chief Financial Officer

                                          COMPASS GROUP PLC

                                          By:     /s/ THOMAS G. ONDROF
                                            ------------------------------------
                                                      Thomas G. Ondrof
                                                      Authorized Agent

Dated: February 16, 2001

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                               INDEX TO EXHIBITS

EXHIBIT NUMBER            DOCUMENT
--------------            --------
(a)(1)(A)                 Offer to Purchase dated February 16, 2001.
(a)(1)(B)                 Letter of Transmittal.
(a)(1)(C)                 Notice of Guaranteed Delivery.
(a)(1)(D)                 Letter to Brokers, Dealers, Banks, Trust Companies and Other
                          Nominees.
(a)(1)(E)                 Letter to Clients for use by Brokers, Dealers, Banks, Trust
                          Companies and Other Nominees.
(a)(1)(F)                 Guidelines for Certification of Taxpayer Identification
                          Number on Substitute Form W-9.
(a)(1)(G)                 Joint Press Release issued by Parent and the Company on
                          February 6, 2001.
(a)(1)(H)                 Summary Advertisement published February 16, 2001.
(b)                       Not applicable.
(d)(1)                    Agreement and Plan of Merger dated as of February 5, 2001, as amended, among Parent, Purchaser and the Company.
(d)(2)                    Confidentiality Agreement dated December 4, 2000, between
                          Parent and the Company.
(d)(3)                    Employment Agreement and Addendum, each dated as of February
                          5, 2001 between the Company and Glenn A. Davenport.
(d)(4)                    Employment Agreement and Addendum, each dated as of February
                          5, 2001 between the Company and K. Wyatt Engwall.
(d)(5)                    Employment Agreement and Addendum, each dated as of February
                          5, 2001 between the Company and Gary L. Gaddy.
(g)                       Not applicable.
(h)                       Not applicable.

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